Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

August 16, 2011

Russell Mancuso Branch Chief U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Selway Capital Acquisition Corporation Registration Statement on Form S-1 Amended August 10, 2011 File No. 333-172714

Dear Mr. Mancuso:

On behalf of our client, Selway Capital Acquisition Corporation, a Delaware corporation (the “Company”), we hereby provide responses to comments issued in a letter dated August 12, 2011 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-172714) (the “Registration Statement”) and addressed to Yaron Eitan. Attached as Exhibit A to this submission are proposed revisions to Amendment No. 6 to the Registration Statement (the “Amended S-1”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the numbers appearing at the bottom of each page of Exhibit A.

[remainder of page intentionally left blank]

Los Angeles New York Chicago Nashville Washington, DC Beijing www.loeb.com

A limited liability partnership including professional corporations

Russell Mancuso August 16, 2011 Page 2

Permitted Purchases, page 16

1.	Refer to your responses to prior comments 3 and 4 and your disclosure that your 10b5-1 plan will comply with 10b-18.

•	Given that Rule 10b-18 does not apply to purchases of units or warrants, please:

o	tell us how your 10b5-1 plan to purchase units and the included warrants can comply with Rule 10b-18; and

o
clarify, if true, that your 10b5-1 plan will permit purchases only after separate trading of the securities underlying the units begins, which may be later than the 61st day that you currently disclose.

COMPANY RESPONSE: The disclosure on pages 55, 69, 78-79 and 122 has been revised to make clear that although purchases of the units are not technically eligible for the safe harbor provided by Rule 10b-18, the Company will make purchases of units in compliance with that rule.  The disclosure has also been clarified on pages 16, 55, 69, 78-79 and 122 to make clear that purchases of the callable Series A Shares may only be made after the units have become separable.

•
Please tell us how your 10b5-1 plan that requires you to “maintain a limit order . . . at $9.70 . . . during the purchase period until the maximum number of [securities] have been purchased” can comply with Rule 10b-18(b)(3) and (4). If you maintain that limit order, it appears that your purchases might be completed automatically at a price or in a volume that exceeds the limitations in Rule 10b-18.

COMPANY RESPONSE: The disclosure on pages 55, 69, 78-79 and 122 has been revised to clarify that the purchases will only be made in compliance with Rule 10b-18.

•
Please tell us whether you intend to calculate the volume restriction in Rule 10b-18 by reference solely to the trading volume of the callable Series A shares, without considering the trading volume of any other securities such as the units or warrants. In this regard, if investors elect not to trade the callable Series A shares separately from the units, it appears that you will be unable to purchase any shares under your 10b5-1 plan if you intend to comply with Rule 10b-18. Likewise, given the $9.70 limit in your 10b5-1 plan, if the market price for your shares is below $9.70, it appears that you will be unable to purchase any shares under your plan if you intend to comply with the price restrictions of Rule 10b-18. If so, please clearly explain in an appropriate section of your prospectus the extent to which these restrictions could limit your 10b5-1 plan significantly.

Russell Mancuso August 16, 2011 Page 3

COMPANY RESPONSE: The volume restrictions of the units will only be calculated based on the sale of units.  The volume restrictions of the callable Series A Shares will be calculated based on the trading of the units and the callable Series A Shares, since the trade of a unit is really the trade of a callable Series A Share and a warrant.  Total repurchases, however, could be no greater than the aggregate trading volume of both the units and the callable Series A Shares.  The trading volume of the warrants will not be used to calculate volume restrictions for either the units or the callable Series A Shares.  Therefore, the Company believes that it would be able to purchase callable Series A Shares pursuant to the 10b5-1 plan even if a significant number of units did not separate.  In addition, the Company has revised the disclosure on pages 16, 55, 69, 78-79 and 122 to indicate that purchases under the plan would be at a maximum price of $9.70 and could be significantly lower.

•
If, due to the Rule 10b-18 volume or other limitations on your plan, sellers might receive significantly less than the $9.70 you are offering if they sell their securities into any market that might develop, please highlight this issue clearly in your prospectus summary where you mention the $9.70.

COMPANY RESPONSE: The disclosure on pages 16, 55, 69, 78-79 and 122 has been revised in accordance with the Staff’s comment.

Holders of our units, page 28

2.
Please tell us where the automatic separation and cancellation of the units mentioned in this risk factor is documented in the exhibits to this registration statement. Also tell us why the automatic cancellation and separation is not mentioned in the description of the units in this prospectus.

COMPANY RESPONSE: The disclosure on pages 48 and 118-119 has been revised in accordance with the Staff’s comment.  In addition, Exhibit 4.1 has been revised in accordance with the Staff’s comment.

Offering expenses, page 53

3.	Please tell us how this section reflects the revised amounts in the paragraph numbered (3) on page 137.

COMPANY RESPONSE: Revisions to footnote (3) on page 137 have been made to clarify that the $50,000 mentioned in such footnote is an advance on fees and commissions and so is included as part of the underwriting discount on page 53.  The actual amount related to roadshow expenses is not yet determined since the roadshow has not yet taken place, but up to $10,000 is included as part of the miscellaneous expenses section on page 53.

Russell Mancuso August 16, 2011 Page 4

Dilution, page 59

4.
We note your calculation of the pro forma net tangible book value after the offering and the private placement. We note that you are adding back $504,546 of offering costs incurred in advance but excluded from tangible book value before the offering. We note from your balance sheet and your statement of cash flows that it appears you have already paid $136,325 of the offering costs and you have recorded the remaining $368,221 as accounts payable and accrued expenses. Please explain to us in greater detail how you determined the $504,546 adjustment in the calculation of net tangible book value after the offering and private placement is appropriate. Address why you believe it is appropriate to add back the $136,325 of offering costs you have previously paid. Tell us whether the $136,325 of offering costs you have already paid is included in the offering expenses outlined on page 53.

COMPANY RESPONSE: In the Dilution calculation, our “net tangible deficit before this offering and sale of the private placement warrants:” of ($482,189) is net of all deferred offering costs incurred by June 30, 2011.  This includes both paid and unpaid offering costs as it calculated by reducing the stockholder’s equity balance of $22,357 by the deferred offering costs of $504,546, since the deferred offering costs are not considered a tangible asset.  The next line on the dilution table “net proceeds of this offering and the private placement of the placement warrants” is net of all costs of the offering (other than the $100,000 which the Company will pay to Loeb & Loeb LLP only if the Company completes an acquisition transaction).  Therefore, the deferred offering costs at June 30, 2011 would be deducted twice if they were not added back in the calculation.  The Company has separately adjusted for the $100,000 attorney fees on the fourth line of the dilution table.  The Company confirms that the $136,325 of offering costs previously paid are included in the offering expenses outlined on page 53.  Details of the amounts incurred and paid are further detailed in the table in the response to comment 5, below.

5.
Further to the above, please reconcile for us the $504,546 offering costs reflected here with the offering costs listed on page 53. Also address how the $504,546 considers the amounts discussed on page 137.

COMPANY RESPONSE: Please see the responses to Comments 3 and 4 above.  As discussed above, the underwriter roadshow expenses of up to $10,000 have been included in the miscellaneous expenses in the Use of Proceeds table, and the $50,000 already accrued is an advance against the underwriting discount, and this has been clarified in footnote (3) of page 137.

Offering costs incurred through June 30, 2011 total $504,546.  Of this amount, we have paid $136,325.  The table below reconciles total offering costs to the amounts shown in the Use of Proceeds table.  As noted in our Amended S-1, the Company will pay $100,000 to Loeb & Loeb LLP if it consummates an acquisition transaction. The Company has accrued for this amount in our financial statements, but will not pay this amount at the closing of the offering.  Miscellaneous expenses include $10,000 of estimated roadshow expenses which the Company may pay to its underwriters.

Russell Mancuso August 16, 2011 Page 5

		Additional
	Total deferred	offering costs		Payments
	offering costs as	expected to be		made by June	Payments to be	Amount to be
	of June 30, 2011	incurred	Total	30, 2011	paid at closing	deferred		Use of Proceeds
Legal	325,000		325,000	66,082	158,918	100,000	(a)	225,000
SEC	8,403		8,403	8,403	-	-		8,403
FINRA	6,840	560	7,400	6,840	560	-		7,400
Accounting	37,500	10,000	47,500	30,000	17,500	-		47,500
Printing	55,000		55,000	-	55,000	-		55,000
Miscellaneous exp.	21,803	9,894	31,697	-	31,697			31,697
Total excluding underwriters fees	454,546	20,454	475,000	111,325	263,675	100,000		375,000

Underwriting fees	50,000	1,300,000	1,350,000	25,000	725,000	600,000		1,350,000

Total	504,546	1,320,454	1,825,000	136,325	988,675	700,000		1,725,000

(a) not included in use of proceeds as described in related footnote (4) to the Use of Proceeds table.

[remainder of page intentionally left blank]

Russell Mancuso August 16, 2011 Page 6

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP

EXHIBIT A

discount with respect to those units as to which the component shares have been repurchased by us or redeemed for cash.

Permitted purchases of units or the underlying callable Series A Shares:

Pursuant to our Amended and Restated Memorandum and Articles of Association, there can be released to us from the trust account amounts necessary to purchase up to 35% of the units or the underlying callable Series A Shares sold in this offering (1,050,000 units or the underlying callable Series A Shares, or 1,207,500 units or the underlying callable Series A Shares if the over-allotment option is exercised in full) at any time commencing 61 days after the effective date of the registration statement of which this prospectus forms a part and ending on the date on which we announce an initial acquisition transaction, although repurchases of shares may only be made after our units have become separable. Purchases will be made only in open market transactions pursuant to a 10b5-1 plan that we will enter into immediately prior to the date of this prospectus. The 10b5-1 plan will require us to purchase the number of public units or underlying callable Series A Shares that may be purchased by us on a given day at a maximum of $9.70 per unit or callable Series A Share (although the actual amount could be significantly less) during the purchase period until the maximum number of units or the underlying callable Series A Shares have been purchased. Purchasers of our units in this offering who subsequently sell their units or the underlying callable Series A Shares in the open market while the 10b5-1 plan is in effect with a limit order for the public units or the underlying callable Series A Shares to be purchased by us will obtain a lower purchase price per share than they could receive upon redemption of such share.

The foregoing may have the effect of making it easier for us to complete our initial acquisition transaction because there would be fewer shares outstanding following such purchases and therefore, the number of shares that would be required to be voted (if a shareholder vote were held) in favor of any potential acquisition transaction for such transaction to be approved would be reduced. Furthermore, because the units or the underlying callable Series A Shares which may be purchased by us in open market transactions will be purchased at prices no greater than $9.70 per unit or callable Series A Share and $9.70 per unit or callable Series A Share is less than the pro rata share of the trust account we are initially holding in trust, public shareholders who subsequently redeem their shares in connection with an acquisition transaction will receive a pro rata share of the difference between the initial pro rata share of the trust account and the purchase price we paid for the units or the underlying callable Series A Shares we purchase in such open market transactions. However, if we made such purchases, (i) we would have less cash immediately available to us to complete a proposed acquisition transaction and therefore may be required to obtain third-party financing, (ii) it would result in less money being available for use as working capital post acquisition transaction, or (iii) it could result in our failure to consummate an initial acquisition transaction. Each of the foregoing may have the effect of reducing the number and quality of potential target businesses.

16

(Deposit/Withdrawal At Custodian) System at any time up until the business day immediately preceding the consummation of our initial acquisition transaction. We will not require shareholders that hold shares electronically to convert their shares into physical certificates prior to tendering them. We may require these certification and delivery requirements because shareholders of blank check companies who elect to redeem sometimes fail to deliver their share certificates, or change their minds about their intention to redeem, and thereby effectively revoke their redemption election after the acquisition transaction, resulting in an administrative burden for the company and uncertainty relating to its capital structure. In order to obtain a physical certificate, a shareholder's broker and/or clearing broker, the Depository Trust Company and our transfer agent will need to act to facilitate this request. It is our understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because we do not have any control over the process, it may take significantly longer than two weeks to obtain a physical share certificate and you may not be able to redeem your shares in time. While we have been advised that it takes a short time to deliver shares through the DWAC System, we cannot assure you of this fact. If it takes longer than we anticipate for shareholders to deliver their shares, shareholders who wish to exercise their redemption rights may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their shares.

Because we must furnish our shareholders with audited financial statements of the target business prepared in accordance with applicable accounting standards, we may not be able to consummate an acquisition transaction with some prospective target businesses unless their financial statements are first reconciled to applicable accounting standards.

The federal securities laws require that an acquisition transaction meeting certain financial significance tests include historical and pro forma financial statement disclosure in periodic reports, registration statements and other materials submitted to shareholders. These financial statements must be prepared in accordance with applicable accounting standards, and the historical financial statements must be audited in accordance with the standards of the applicable oversight board. If a proposed target business, including one located outside of the United States, does not have or is unable to prepare financial statements that have been prepared and audited in accordance with applicable accounting standards, we will not be able to acquire that proposed target business. These financial statement requirements may limit the pool of potential target businesses with which we may combine.

Holders of our units may have their units separated and cancelled by us at a time that they wish to continue to hold the units rather than the underlying securities, and such separation and cancellation of the units may be disadvantageous to investors for tax reasons.

Once the callable Series A Shares and redeemable warrants commence separate trading, holders will have the option to continue to hold units or separate their units into the callable Series A Shares and redeemable warrants. We may not cancel the units at any time unless and until (i) we do not consummate our initial acquisition transaction within the allotted time period and are required to dissolve and liquidate the trust account, (ii) we have completed an acquisition transaction prior to a post-acquisition tender offer or a post-acquisition automatic trust liquidation or (iii) we have otherwise consummated an acquisition and our trust account has been liquidated. In each case, if we choose to cancel the units, the units will be separated and cancelled without any action on the part of the holders and holders will thereafter hold the underlying securities. As a result, the separation and cancellation of the units may occur at a time that investors may wish to continue to hold the units rather than the underlying securities. In addition, the separation and cancellation of the units may be disadvantageous to investors for tax reasons, and may create tax uncertainty for investors. For a more detailed discussion of this tax uncertainty, see the sections entitled "United States Federal Income Taxation — General" and "—Allocation of Purchase Price and Characterization of a Unit and its Components."

48

USE OF PROCEEDS

We estimate that the net proceeds of this offering and the private placement will be as set forth in the following table:

	Without Over-Allotment Option	With Over Allotment Option
Gross proceeds		
Offering gross proceeds	$30,000,000	$34,500,000
Proceeds from sale of the placement warrants	1,650,000	1,650,000
Total gross proceeds	$31,650,000	$36,150,000
Offering expenses(1)		
Underwriting discount (2.5% of gross proceeds)(2)	$ 750,000	$ 862,500
Deferred underwriting discount (2.0% of gross proceeds)(3)	600,000	690,000
Legal fees and expenses(4)	225,000	225,000
Printing and engraving expenses	55,000	55,000
Accounting fees and expenses	47,500	57,500
SEC registration fee	8,403	8,403
FINRA registration fee	7,400	7,400
Miscellaneous expenses	31,697	21,697
Total offering expenses	$ 1,725,000	$ 1,927,500
Net proceeds	$29,925,000	$34,222,500
Less expenses not held in trust account (from private placement)	375,000	375,000
Held in the trust account for our benefit	$29,550,000	$33,847,500
Held in trust account for deferred underwriting discounts(5)	600,000	690,000
Total held in trust account(6)	$30,150,000	$34,537,500
Percent of per unit offering price held in trust account	100.5%	100.1%
Unit pro rata share held in trust account	$ 10.05	$ 10.01

Expenses(7)(8)

Working capital funded from $375,000 initially held outside of the trust account and all of the interest earned on the funds held in the trust account

	Amount	Percentage of Total
Legal, accounting and other expenses attendant to the structuring and negotiation of an acquisition transaction	$120,000	32.0%
Due diligence, identification and research of prospective target business and reimbursement of out-of-pocket due diligence expenses to management	50,000	13.3%
Legal and accounting fees relating to SEC reporting obligations	75,000	20.0%
Administrative fees ($5,000 per month for up to 12 months)	60,000	16.0%
Directors' and officers' liability insurance	50,000	13.3%
Working capital and reserves (including commissions and expenses associated with the repurchase of our units or Series A Shares, finders' fees, consulting fees or other similar compensation, potential deposits, down payments or funding of a "no-shop" provision in connection with a particular acquisition transaction and liquidation obligations and reserves, if any)	20,000	5.3%
Total	$375,000	100.0%

(1) A portion of the offering expenses, including the SEC registration fee and FINRA filing fee, has been paid from loans in the aggregate amount of $115,000 made to us by our sponsor, Selway Capital

53

Except for any amounts paid to redeeming shareholders in connection with our initial acquisition transaction, the proceeds held in the trust account will not be released from the trust account until the consolidation of each series of our common stock into one class of common stock after consummation of an acquisition transaction, a post-acquisition tender offer, post-acquisition automatic trust liquidation or our dissolution and the liquidation of the trust account in the event we do not consummate an acquisition transaction prior to 18 months following the consummation of this offering. All amounts held in the trust account that are not:

- distributed to public shareholders who exercise redemption rights;
- released to us for working capital purposes and general corporate requirements (any amount in the trust account in excess of a maximum of $10.05 per public share, or a minimum of $10.01 per public share if the over-allotment option is exercised in full);
- released to us to pay taxes; or
- payable to the underwriters for deferred underwriting discounts and commissions,

will be released to us upon the later of the consummation of our initial acquisition transaction or post-acquisition tender offer.

Notwithstanding the foregoing, there can be released to us from the trust account amounts necessary to purchase up to 35% of the units or the underlying callable Series A Shares sold in this offering (1,050,000 units or the underlying callable Series A Shares, or 1,207,500 units or the underlying callable Series A Shares if the over-allotment option is exercised in full) at any time commencing 61 days after the effective date of the registration statement of which this prospectus forms a part and ending on the date on which we announce an initial acquisition transaction, although repurchases of shares may only be made after our units have become separable. Purchases will be made only in open market transactions pursuant to a 10b5-1 plan that we will enter into immediately prior to the date of this prospectus. The 10b5-1 plan will require us to purchase the number of public units or underlying callable Series A Shares that may be purchased by us on a given day at a maximum of $9.70 per unit or callable Series A Share (although the actual amount could be significantly less) during the purchase period until the maximum number of units or the underlying callable Series A Shares have been purchased. Purchasers of our units in this offering who subsequently sell their units or the underlying callable Series A Shares in the open market while the 10b5-1 plan is in effect with a limit order for the public units or the underlying callable Series A Shares to be purchased by us will obtain a lower purchase price per share than they could receive upon redemption of such share. The 10b5-1 plan will provide that purchases under the 10b5-1 plan comply with Rule 10b-18 (including timing, pricing and volume limitations for purchases) under the Exchange Act, even though Rule 10b-18 does not technically apply to purchases of units. All units or the underlying callable Series A Shares purchased by us pursuant to the foregoing will be immediately cancelled. The proceeds held in the trust account may be used as consideration to pay the sellers of a target business with which we complete a business combination. Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business.

We anticipate structuring an acquisition transaction to acquire 100% of the equity interests or assets of the target business. We may, however, structure an acquisition transaction to acquire less than 100% of such interests or assets of the target business, but we will not acquire less than a controlling interest and will in all instances be the controlling shareholder of the target company. The key factors that we will rely on in determining controlling shareholder status would be our acquisition of more than 50% of the voting rights of the target company and control of the majority of any governing body of the target company. Our certificate of incorporation requires that we acquire a controlling interest in a target business in connection with an acquisition transaction. We will not consider any transaction that does not meet such criteria.

Upon release of funds from the trust account, and after payment of the redemption price to any public shareholders who exercise their redemption rights and the deferred underwriting discounts and commissions to the underwriters, the remaining funds will be released to us and can be used to pay all or a portion of the purchase price of the business or businesses with which our initial acquisition transaction occurs. If the initial acquisition transaction is paid for using equity or debt securities or additional funds from a private offering of debt or equity securities or borrowings, we may apply the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of the acquired business or

55

have a sufficient amount of working capital available to pay expenses related to finding a suitable acquisition transaction without securing additional financing. If we were unable to secure additional financing, we would most likely be unable to consummate an acquisition transaction within the allotted time and would be forced to dissolve and liquidate the trust account.

Pursuant to our Amended and Restated Memorandum and Articles of Association, there can be released to us from the trust account amounts necessary to purchase up to 35% of the units or the underlying callable Series A Shares sold in this offering (1,050,000 units or the underlying callable Series A Shares, or 1,207,500 units or the underlying callable Series A Shares if the over-allotment option is exercised in full), at any time commencing 61 days after the effective date of the registration statement of which this prospectus forms a part and ending on the date on which we announce an initial acquisition transaction, although repurchases of shares may only be made after our units have become separable. Purchases will be made only in open market transactions pursuant to a 10b5-1 plan that we will enter into immediately prior to the date of this prospectus. The 10b5-1 plan will require us to purchase the number of public units or underlying callable Series A Shares that may be purchased by us on a given day at a maximum of $9.70 per unit or callable Series A Share (although the actual amount could be significantly less) during the purchase period until the maximum number of units or the underlying callable Series A Shares have been purchased. Purchasers of our units in this offering who subsequently sell their units or the underlying callable Series A Shares in the open market while the 10b5-1 plan is in effect with a limit order for the public units or the underlying callable Series A Shares to be purchased by us, will obtain a lower purchase price per share than they could receive upon redemption of such share. The 10b5-1 plan will provide that purchases under the 10b5-1 plan comply with Rule 10b-18 (including timing, pricing and volume limitations for purchases) under the Exchange Act, even though Rule 10b-18 does not technically apply to purchases of units. All units or the underlying callable Series A Shares purchased by us pursuant to the foregoing will be immediately cancelled. If we made such purchases, (i) we would have less cash immediately available to us to complete a proposed acquisition transaction and therefore may be required to obtain third-party financing, (ii) it would result in less money being available for use as working capital post acquisition transaction, or (iii) it could result in our failure to consummate an initial acquisition transaction. Each of the foregoing may have the effect of reducing the number and quality of potential target businesses.

We do not believe we will need to raise additional funds following this offering in order to meet the expenditures required for operating our business. However, we may need to raise additional funds through a private offering of debt or equity securities if such funds were required to consummate an acquisition transaction. Such debt securities may include a working capital revolving debt facility or a longer term debt facility. Subject to compliance with applicable securities laws, we would only consummate such financing simultaneously with the consummation of an acquisition transaction.

Working Capital Loan

Through the date of this prospectus, Selway Capital Holdings, LLC has loaned us an aggregate of $115,000 for payment of offering expenses on our behalf. The loan will be payable without interest on the consummation of this offering. The loan will be repaid out of the proceeds of this offering not being placed in the trust account.

Quantitative and Qualitative Disclosures about Market Risk

The net proceeds of this offering, including amounts in the trust account, will be invested in U.S. "government securities" within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 180 days or less or in money market funds meeting the conditions of Rule 2a-7 promulgated under the Investment Company Act. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

Off-balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Results

As of June 30, 2011, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations. No unaudited quarterly operating data is included in this prospectus as we have conducted no operations to date.

69

Limited ability to evaluate the target business' management

Although we intend to scrutinize the management of a prospective target business closely when evaluating the desirability of effecting an acquisition transaction with that business, we cannot assure you that our assessment of the target business' management will prove to be correct. In addition, we cannot assure you that the future management will have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of our officers and directors, if any, in the target business cannot presently be stated with any certainty. While we expect that some of our officers and directors will remain associated in some capacity with us following the acquisition transaction, it is unlikely that any of them will devote their full efforts to our affairs subsequent to the acquisition transaction. Moreover, we cannot assure you that our officers and directors will have significant experience or knowledge relating to the operations of the particular target business.

Following an acquisition transaction, we may seek to recruit additional managers to supplement the incumbent management of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Limited availability of information for privately-held target companies

In accordance with our acquisition strategy, it is quite possible that we will seek an acquisition transaction with one or more privately-held companies. Generally, very little public information exists about these companies, and we will be required to rely on the ability of our officers and directors to obtain adequate information to evaluate the potential returns from investing in these companies. If we are unable to uncover all material information about these companies, then we may not make a fully informed investment decision, and we may lose money on our investments.

Limited resources and significant competition for acquisition transactions

We will encounter intense competition from entities having a business objective similar to ours, including private equity groups and leveraged buyout funds, as well as operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience in identifying and completing acquisition transactions. A number of these competitors possess greater technical, financial, human and other resources than we do. Our limited financial resources may have a negative effect on our ability to compete in acquiring certain sizable target businesses. Further, our obligation to redeem for cash the common stock held by public shareholders who elect redemption may reduce the financial resources available for an acquisition transaction. The uncertainty resulting from not knowing the extent of redemptions, if any, that will occur may make reaching an agreement with an acquisition target more difficult. Our outstanding warrants and the future dilution they potentially represent may not be viewed favorably by certain target businesses. In addition, if our initial acquisition transaction entails a simultaneous purchase of several operating businesses owned by different sellers, we may be unable to coordinate a simultaneous closing of the purchases. This may result in a target business seeking a different buyer.

Any of these factors may place us at a competitive disadvantage in successfully negotiating an acquisition transaction. We cannot assure you that we will be able to compete successfully for an attractive acquisition transaction. Additionally, because of these factors, we cannot assure you that we will be able to effectuate an acquisition transaction within the required time period. If we are unable to find a suitable target business within such time period, we will dissolve and liquidate the trust account, plus any remaining net assets.

Permitted purchases of units or the underlying callable Series A Shares

Pursuant to our Amended and Restated Memorandum and Articles of Association, there can be released to us from the trust account amounts necessary to purchase up to 35% of the units or the underlying callable Series A Shares sold in this offering (1,050,000 units or the underlying callable Series A Shares, or 1,207,500 units or the underlying callable Series A Shares if the over-allotment option is exercised in full) at any time commencing 61 days after the effective date of the registration statement of which this prospectus forms a part and ending on the date on which we announce an initial acquisition transaction, although repurchases of shares may only be made after our units have become separable. Purchases will be made only in open market transactions pursuant to a 10b5-1 plan that we will enter into immediately prior to the date of this prospectus.

78

The 10b5-1 plan will require us to purchase the number of public units or underlying callable Series A Shares that may be purchased by us on a given day at a maximum of $9.70 per unit or callable Series A Share (although the actual amount could be significantly less) during the purchase period until the maximum number of units or the underlying callable Series A Shares have been purchased. Purchasers of our units in this offering who subsequently sell their units or the underlying callable Series A Shares in the open market while the 10b5-1 plan is in effect with a limit order for the public units or the underlying callable Series A Shares to be purchased by us at $9.70 per unit or callable Series A Share will obtain a lower purchase price per share than they could receive upon redemption of such share. The 10b5-1 plan will provide that purchases under the 10b5-1 plan comply with Rule 10b-18 (including timing, pricing and volume limitations for purchases) under the Exchange Act, even though Rule 10b-18 does not technically apply to purchases of units. All units or the underlying callable Series A Shares purchased by us pursuant to the foregoing will be immediately cancelled. The purpose of the repurchase program is to repurchase shares in the open market at a price below the pro rata share of the trust account, thereby increasing the pro rata share of the trust account for shareholders who continue to hold their callable Series A Shares or units.

Because the units or the underlying callable Series A Shares which may be purchased by us in open market transactions will be purchased at prices no greater than $9.70 per unit or callable Series A Share and $9.70 per unit or callable Series A Share is less than the pro rata share of the trust account we are initially holding in trust, public shareholders who subsequently redeem their shares in connection with an acquisition transaction will receive a pro rata share of the difference between the initial pro rata share of the trust account and the purchase price we paid for the units or the underlying callable Series A Shares we purchase in such open market transactions. The foregoing may have the effect of making it easier for us to complete our initial acquisition transaction because there would be fewer shares outstanding following such purchases and therefore, the number of shares that would be required to be voted (if a shareholder vote were held) in favor of any potential acquisition transaction for such transaction to be approved would be reduced. However, if we made such purchases, (i) we would have less cash immediately available to us to complete a proposed acquisition transaction and therefore may be required to obtain third-party financing, (ii) it would result in less money being available for use as working capital post acquisition transaction, or (iii) it could result in our failure to consummate an initial acquisition transaction. Each of the foregoing may have the effect of reducing the number and quality of potential target businesses.

The following table illustrates how the purchase of units or underlying callable Series A Shares will impact the redemption threshold:

Units sold in IPO			3,000,000			
Founder shares			750,000			
Total shares outstanding			3,750,000			
Assumed shares repurchased in aftermarket (as a percent of IPO shares)	0.0%	7.0%	14.0%	21.0%	28.0%	35.0%
Shares repurchased	0	210,000	420,000	630,000	840,000	1,050,000
Remaining shares	3,000,000	2,790,000	2,580,000	2,370,000	2,160,000	1,950,000
Funds held in trust	$30,150,000					
Funds expended on share repurchases (assuming a repurchase price of $9.70 per share)[1]	$ 0	$ 2,037,000	$ 4,074,000	$ 6,111,000	$ 8,148,000	$10,185,000
Remaining funds held in trust	$30,150,000	$28,113,000	$26,076,000	$24,039,000	$22,002,000	$19,965,000
Redemption price	$ 10.05	$ 10.08	$ 10.11	$ 10.14	$ 10.19	$ 10.24
Maximum number of shares to be redeemed	2,499,000	2,290,310	2,081,824	1,873,595	1,665,695	1,458,222
Redemption threshold percentage (as a percent of IPO shares)	83.30%	76.34%	69.39%	62.45%	55.52%	48.61%
Funds expended on redemption	$25,114,950	$23,077,950	$21,040,950	$19,003,950	$16,966,950	$14,929,950
Remaining trust funds	$ 5,035,050	$ 5,035,050	$ 5,035,050	$ 5,035,050	$ 5,035,050	$ 5,035,050
Deferred underwriting discount	$ 100,200	$ 99,938	$ 99,635	$ 99,281	$ 98,861	$ 98,356
Net remaining trust funds	$ 4,934,850	$ 4,935,112	$ 4,935,415	$ 4,935,769	$ 4,936,189	$ 4,936,694

79

DESCRIPTION OF SECURITIES

We are authorized to issue up to 30,000,000 shares of common stock, $0.0001 par value, and 1,000,000 shares of preferred stock, par value $0.0001, pursuant to our Amended and Restated Certificate of Incorporation. Immediately after the consummation of this offering, we will have 3,750,000 shares of common stock outstanding, assuming that the underwriters' over-allotment option has not been exercised (does not include 150,000 shares included in the underwriters' unit purchase option, which does not become exercisable until the later of the consolidation of each series of our common stock into one class of common stock after consummation of an acquisition transaction, post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be, or [_______] [one year from the date of this prospectus] and expiring on the earlier of [_______] [five years from the effective date of the registration statement of which this prospectus forms a part] and the day immediately prior to the day on which we and all of our predecessors and successors have been dissolved). The following description summarizes the material terms of our capital stock. Because it is only a summary, it may not contain all the information that is important to you. For a complete description, you should refer to our Amended and Restated Certificate of Incorporation and Bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

The underwriting agreement and our Amended and Restated Certificate of Incorporation and Bylaws prohibit us, prior to our initial acquisition transaction, from issuing additional units, additional common stock, preferred shares, additional warrants, or any options or other securities convertible or exchangeable into common stock or preferred shares which participate in any manner in the proceeds of the trust account, or which vote as a class with the common stock on an acquisition transaction.

Units

Each public unit consists of one callable Series A Share, par value $0.0001, and redeemable warrant. Each redeemable warrant included in the public units entitles the holder to purchase one share of common stock at a price of $10.00. Holders of the redeemable warrants must pay the exercise price in full upon exercise of the redeemable warrants, or may elect to exercise the redeemable warrants on a cashless basis.

The public units offered by this prospectus will begin trading on or promptly after the date of this prospectus. The callable Series A Shares and redeemable warrants comprising the units will begin separate trading on the 90th day after the date of this prospectus or the announcement by the underwriters of the decision to allow earlier trading (based upon their assessment of the relative strengths of the securities markets and small capitalization companies in general, and the trading pattern of, and demand for, our securities in particular), subject, however, to our filing a Current Report on Form 8-K with the Securities and Exchange Commission, or the SEC, containing an audited balance sheet reflecting our receipt of the gross proceeds of this offering and issuing a press release announcing when such separate trading will begin. In no event will separate trading begin until after the over-allotment option has been exercised in full, cancelled or expired.

We will file a Current Report on Form 8-K with the SEC, including an audited balance sheet, within 4 business days after the consummation of this offering. The audited balance sheet will reflect our receipt of the proceeds of this offering, including our receipt of the proceeds from the exercise of the over-allotment option if the over-allotment option is exercised prior to the filing of the Form 8-K. If the over-allotment option is exercised after our initial filing of a Form 8-K, we will file an amendment to the Form 8-K or a new Form 8-K to provide updated financial information to reflect the exercise and consummation of the over-allotment option.

Once the callable Series A Shares and redeemable warrants commence separate trading, holders will have the option to continue to hold units or separate their units into the callable Series A Shares and redeemable warrants. We may not (although unit holders will be permitted to do so if they wish) separate and cancel the units at any time unless and until (i) we do not consummate our initial acquisition transaction within the allotted time period and are required to dissolve and liquidate the trust account, (ii) we have completed an acquisition transaction prior to a post-acquisition tender offer or a post-acquisition automatic trust liquidation or (iii) we have otherwise consummated an acquisition and our trust account has been liquidated. In each case, if we choose to cancel the units, the units will be separated and cancelled without any action on the part of the holders and holders will thereafter hold the underlying securities. As a result, the separation and cancellation of the units may occur at a time that investors may wish to continue to hold the units rather than

118

the underlying securities. In addition, the separation and cancellation of the units may be disadvantageous to investors for tax reasons, and may create tax uncertainty for investors. For a more detailed discussion of this tax uncertainty, see the sections entitled "United States Federal Income Taxation — General" and "—Allocation of Purchase Price and Characterization of a Unit and its Components."

The callable Series A Shares will continue to trade until we consummate an acquisition transaction, at which time they will either: (a) automatically be consolidated with all our other series of common stock into one series of common stock, if we have granted shareholders redemption rights prior to, or concurrently with, the consummation of the acquisition transaction; or (b) automatically separate from the units and convert to callable Series B Shares, if we complete the acquisition transaction prior to a post-acquisition tender offer or post-acquisition automatic trust liquidation. Callable Series B Shares will automatically be consolidated with all our other series of common stock into one series of common stock following consummation of a post-acquisition tender offer or converted into the right to receive a pro rata share of the trust account upon a post-acquisition automatic trust liquidation.

Common Stock

We are authorized to issue 30,000,000 shares of common stock, par value $0.0001, which shares may, but are not required to, be designated as part of one of three series, callable Series A Shares, callable Series B Shares and Series C Shares. Immediately prior to the completion of this offering, 862,500 shares of common stock are issued and outstanding held by one holder of record, which shares have been designated as Series C Shares. Upon closing of this offering (assuming no exercise of the underwriters' over-allotment option, the redemption of 112,500 of the founders' shares and not including the shares included in the underwriters' unit purchase option and underlying the placement warrants which will not be exercisable immediately following the closing of this offering), there will be 3,750,000 shares of common stock outstanding, including the 3,000,000 callable Series A Shares included in the units offered by this prospectus.

Of the common stock outstanding immediately prior to our initial public offering 100% are held in the United States by 1 record holder.

Rights applicable to all common stock

The following rights apply to each series of our common stock, regardless if such shares are designated as part of a series of common stock.

Except for such voting rights that may be given to one or more series of preferred shares issued by the board of directors pursuant to its blank check power (the ability to authorize shares of common stock with rights and privileges greater than outstanding securities, such as special voting rights and/or dividend preferences, without shareholder approval) granted by our Amended and Restated Certificate of Incorporation and Bylaws or required by law, holders of common stock will have exclusive voting rights for the election of our directors and all other matters requiring shareholder action. Holders of common stock will be entitled to one vote per share on matters to be voted on by shareholders. After an acquisition transaction is concluded, if ever, and upon our subsequent dissolution, our shareholders will be entitled to receive pro rata all assets remaining available for distribution after payment of all liabilities and provision for the liquidation of any shares of preferred shares at the time outstanding. There is no cumulative voting with respect to the election of directors, with the result that the holders of 50% plus one share of the shares voted for the election of directors can elect all of the directors.

If any matters are voted on by our shareholders at an annual or special meeting, our founders may vote all their shares, whenever acquired, as they see fit; *provided, however*, that in connection with a shareholder vote to approve our initial acquisition transaction and/or amend Article Fifth of our Amended and Restated Certificate of Incorporation (the article that contains all of the special provisions applicable to us prior to and in connection with our initial acquisition transaction) prior to consummation of our initial acquisition transaction, our founders have agreed to vote the founders' shares in accordance with the majority of the common stock voted by the public shareholders. The holders of a majority of the shares of capital stock issued and outstanding and entitled to vote, represented in person or by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business.

119

conditions of the escrow agreement and the insider letter agreement executed by the transferring holder. The securities held in the escrow account will only be released from escrow, other than as described above, if following an acquisition transaction we consummate a subsequent transaction resulting in all shareholders having a right to exchange their shares for cash or other consideration.

The holders of the founders' shares, as well as the holders of the placement warrants (and underlying securities), will be entitled to registration rights pursuant to an agreement to be signed prior to or on the effective date of this offering. The holders of the majority of these securities are entitled to make up to two demands that we register such securities. The holders of the majority of the founders' shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares are to be released from escrow. The holders of a majority of the placement warrants (or underlying securities) can elect to exercise these registration rights at any time after we consummate an acquisition transaction. In addition, the holders of the founders' shares and placement warrants have certain "piggy-back" registration rights with respect to registration statements filed subsequent to our consummation of an acquisition transaction. We will bear the expenses incurred in connection with the filing of any such registration statements.

Of the founders' shares, 100% are held in the United States by 1 record holder.

Callable Series A Shares

Our callable Series A Shares (we refer to our Series A Shares as "callable" throughout this prospectus only because, in certain circumstances, they may be automatically converted into Series B Shares, which are callable by their terms, see "Shareholder Redemption Rights" beginning on page 80) have the same rights as our common stock, except that holders of such shares are entitled to redeem all or a portion of such callable Series A Shares in connection with our initial acquisition transaction and are entitled to share ratably in the trust account, including the deferred underwriting discounts and commissions and accrued but undistributed interest, net of (i) taxes payable, (ii) interest income earned on the trust account (initially a maximum of approximately $10.05 per share, or a minimum of approximately $10.01 per share if the over-allotment option is exercised in full) and (iii) a pro rata share of the trust account released to us for each callable Series A Share converted to a Series C Share upon completion of an acquisition transaction, plus any remaining net assets, if we dissolve and liquidate the trust account prior to an acquisition transaction.

Unlike many other blank check companies, we are not required to have a shareholder vote to approve our initial acquisition transaction, unless the nature of the acquisition transaction would require shareholder approval under applicable Delaware law. Accordingly, we will have a high degree of flexibility in structuring and consummating our initial acquisition transaction, and currently intend to structure our initial acquisition transaction so that a shareholder vote is not required. Notwithstanding, our Amended and Restated Certificate of Incorporation provides that public shareholders will be entitled to redeem all or a portion of their callable Series A Shares for cash equal to the pro rata share of the trust account (initially a maximum of approximately $10.05 per share, or a minimum of approximately $10.01 per share if the over-allotment option is exercised in full) in connection with our initial acquisition transaction regardless of how it is structured.

If we hold a shareholder meeting to approve our initial acquisition transaction, we will proceed with the acquisition transaction only if a majority of the public shares voted at the special meeting of shareholders called for the purpose of approving our initial acquisition transaction are voted in favor of the acquisition transaction and public shareholders owning less than 83.3% of the shares sold in this offering exercise their redemption rights.

If we elect to grant our public shareholders their redemption rights by means of a post-acquisition tender offer or post-acquisition automatic trust liquidation, then each outstanding callable Series A Share will automatically be converted into a callable Series B Share immediately following consummation of the acquisition transaction.

Pursuant to our Amended and Restated Memorandum and Articles of Association, there can be released to us from the trust account amounts necessary to purchase up to 35% of the units or the underlying callable Series A Shares sold in this offering (1,050,000 units or the underlying callable Series A Shares, or 1,207,500 units or the underlying callable Series A Shares if the over-allotment option is exercised in full) at any time

121

commencing 61 days after the effective date of the registration statement of which this prospectus forms a part and ending on the date on which we announce an initial acquisition transaction, although repurchases of shares may only be made after our units have become separable. Purchases will be made only in open market transactions pursuant to a 10b5-1 plan that we will enter into immediately prior to the date of this prospectus. The 10b5-1 plan will require us to purchase the number of public units or underlying callable Series A Shares that may be purchased by us on a given day at a maximum of $9.70 per unit or callable Series A Share (although the actual amount could be significantly less) during the purchase period until the maximum number of units or the underlying callable Series A Shares have been purchased. Purchasers of our units in this offering who subsequently sell their units or the underlying callable Series A Shares in the open market while the 10b5-1 plan is in effect with a limit order for the public units or the underlying callable Series A Shares to be purchased by us at $9.70 per unit or callable Series A Share will obtain a lower purchase price per share than they could receive upon redemption of such share. The 10b5-1 plan will provide that purchases under the 10b5-1 plan comply with Rule 10b-18 (including timing, pricing and volume limitations for purchases) under the Exchange Act, even though Rule 10b-18 does not technically apply to purchases of units. All units or the underlying callable Series A Shares purchased by us pursuant to the foregoing will be immediately cancelled. If we made such purchases, (i) we would have less cash immediately available to us to complete a proposed acquisition transaction and therefore may be required to obtain third-party financing, (ii) it would result in less money being available for use as working capital post acquisition transaction, or (iii) it could result in our failure to consummate an initial acquisition transaction. Each of the foregoing may have the effect of reducing the number and quality of potential target businesses.

The callable Series A Shares will be automatically consolidated upon consummation of our initial acquisition transaction, provided we have not elected to grant our public shareholders their redemption rights by means of a post-acquisition tender offer or post-acquisition automatic trust liquidation, in which case they will automatically be converted to callable Series B Shares.

Callable Series B Shares

Each callable Series B Share is identical to the callable Series A Shares, except that the callable Series B Shares have the right to participate in a post-acquisition tender or post-acquisition automatic trust liquidation. If we elect to grant our public shareholders their redemption rights by means of a post-acquisition tender offer or post-acquisition automatic trust liquidation, then each outstanding callable Series A Share will automatically be converted into a callable Series B Share immediately following consummation of the acquisition transaction. Public shareholders who hold callable Series B Shares will be entitled to participate in the post-acquisition tender offer by tendering their callable Series B Shares in accordance with the instructions included in the Schedule TO and related tender offer documents to be filed with the SEC.

The callable Series B Shares will be automatically consolidated with all other classes or our common stock upon consummation of our post-acquisition tender offer or will be automatically converted into the right to receive a pro rata share of the trust account upon completion of the post-acquisition automatic trust liquidation, as the case may be.

Series C Shares

Each Series C Share is identical to the callable Series B Shares, except that the Series C Shares do not have the right to redeem all or a portion of such Series C Shares in connection with the acquisition transaction or to participate in a post-acquisition tender offer or post-acquisition automatic trust liquidation. If we elect to grant our public shareholders their redemption rights by means of a post-acquisition tender offer or post-acquisition automatic trust liquidation, we must seek that certain significant shareholders (holders of 5% or more of the public shares who are also accredited investors) elect to convert all of their callable Series A Shares into Series C Shares immediately prior to consummation of the acquisition transaction. Regardless of the requirements of our target business, in no event would we be able to seek conversions of less than the amount necessary to maintain the 83.3% threshold. The exchange ratio of callable Series A Shares for Series C Shares may be at a one-for-one basis, or at other exchange ratios to be negotiated with the individual shareholders, which means that such shareholders may receive a proportionally greater number of shares than other shareholders would receive in the post acquisition company. No consideration will be paid to shareholders who elect to convert other than the exchange of callable Series A Shares for Series C Shares.

122

UNDERWRITING

Rodman & Renshaw, LLC is acting as the representative of the underwriters named below. Subject to the terms and conditions in the underwriting agreement, each underwriter named below has agreed to purchase from us, on a firm commitment basis, the respective number of units shown opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus:

Underwriter	Number of Units
Rodman & Renshaw, LLC	
Chardan Capital Markets, LLC	
	3,000,000

The underwriting agreement provides that the underwriters are committed to purchase all of the units offered by this prospectus if they purchase any of the units. The underwriting agreement also provides that the obligations of the underwriters to pay for and accept delivery of the units are subject to the passing upon of certain legal matters by counsel and certain other conditions.

Underwriting Terms

The following table shows the public offering price, underwriting fees and expenses to be paid by us to the underwriters and the proceeds of the public offering, before expenses, to us.

	Per Unit	Aggregate Amount
Public offering price	$10.00	$30,000,000
Underwriting discount(1)	0.25	750,000
Deferred underwriting discount(2)	0.20	600,000
Proceeds before other expenses(3)	$ 9.55	$28,875,000

(1) Does not include an additional 2.0% of the gross proceeds, or $0.20 per unit ($600,000), payable to the underwriters from the sale of 3,000,000 units in this offering that will be paid to the underwriters only upon the later of the consummation of an acquisition transaction (and then only with respect to those units as to which the component callable Series A Shares have not been redeemed) or a post-acquisition tender offer, which amounts are reflected in this table as deferred underwriting compensation. If an acquisition transaction is not consummated and we are dissolved and liquidated, such amounts will not be paid to the underwriters, but rather will be distributed among our public shareholders.

(2) The per unit deferred underwriting compensation is $0.20 with respect to units sold in the offering. The underwriters have agreed to forego their deferred underwriting compensation with respect to each share of common stock that we redeem for cash in connection with the consummation of an acquisition transaction. The underwriters have agreed to forfeit their deferred underwriting compensation in the event an acquisition transaction is not consummated and our trust account is liquidated to our public shareholders as part of our plan of dissolution and liquidation.

(3) We have accrued an advance of $50,000 to the underwriters in connection with this offering, which will be credited to us as part of the underwriting discount on closing. We will also pay or reimburse the underwriters in an amount of up to $10,000, over and above the underwriting discount, to cover the underwriters' actual road show expenses for this offering. Excluding the underwriting discount, total expenses attributable to this offering (including up to $10,000 that will be paid to the underwriters to cover roadshow expenses, but not including $100,000 of legal fees that will be paid to our attorneys only if we complete an acquisition transaction) are estimated to be approximately $375,000.

We have granted the underwriters a 45-day option to purchase up to 450,000 additional units at the public offering price less underwriting discounts and commissions (in addition to the 3,000,000 units referred to above) solely to cover over-allotments, if any.

Right of First Refusal

We have granted to Rodman & Renshaw, LLC a right of first refusal to purchase for its account or to sell for our company's account any securities of the company (or any successor or subsidiary of the company) whether with or without or through an underwriter, placement agent or broker-dealer and whether pursuant to registration under the Act or otherwise, for a period of six months from the date an acquisition transaction is

137

SPECIMEN UNIT CERTIFICATE

NUMBER
U-__________

UNITS

SEE REVERSE FOR
CERTAIN
DEFINITIONS

SELWAY CAPITAL ACQUISITION CORPORATION

CUSIP __________

UNITS CONSISTING OF ONE (1) SERIES A SHARE AND ONE (1) WARRANT TO PURCHASE
ONE (1) SHARE OF COMMON STOCK

THIS CERTIFIES THAT ____

is the owner of ____ Units.

Each Unit ("Unit") consists of one (1) Series A Share of common stock, par value $0.0001 per share ("Series A Share"), of SELWAY CAPITAL ACQUISITION CORPORATION, a Delaware corporation (the "Company"), and one (1) warrant (the "Warrant"). Each Warrant entitles the holder to purchase one (1) share of common stock for $7.50 per share (subject to adjustment). Each Warrant will become exercisable on the later of (i) the consolidation of each series of common stock into one class of common stock after consummation of an initial acquisition transaction, post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be, and (ii) ___________, 2012 [ONE YEAR FROM THE DATE OF THE IPO PROSPECTUS], and will expire unless exercised before 5:00 p.m., New York City Time, on ___________, 2016, or the date of the Company's dissolution and winding up of the Company, or earlier upon redemption (the "Expiration Date"). The Series A Shares and Warrants comprising the Units represented by this certificate will begin separate trading 90 days after the date of the prospectus covering these securities (the "Prospectus") or the announcement by the underwriters of the Company's initial public offering of the decision to allow earlier trading; provided, however, in no event will the representative allow separate trading of the Series A Shares and Warrants until the Company files an audited balance sheet with the Securities and Exchange Commission reflecting the Company's receipt of the gross proceeds of the offering and issues a press release announcing when such separate trading will begin. The terms of the Warrants are governed by a Warrant Agreement, dated as of _______, 2011, between the Company and American Stock Transfer & Trust Company, LLC, as Warrant Agent, and are subject to the terms and provisions contained therein, all of which terms and provisions the holder of this certificate consents to by acceptance hereof. Copies of the Warrant Agreement are on file at the office of the Warrant Agent at American Stock Transfer & Trust Company, LLC, 59 Maiden Lane, New York, NY 10038, and are available to any Warrant holder on written request and without cost. This certificate is not valid unless countersigned by the Transfer Agent and Registrar of the Company.

We may not cancel the units at any time unless and until (i) we do not consummate our initial acquisition transaction within the allotted time period and are required to dissolve and liquidate the trust account, (ii) we have completed an acquisition transaction prior to a post-acquisition tender offer or a post-acquisition automatic trust liquidation or (iii) we have otherwise consummated an acquisition and our trust account has been liquidated.

Witness the facsimile seal of the Company and the facsimile signature of its duly authorized officers.

By ______________________________ ______________________________

Chief Executive Officer Secretary

SELWAY CAPITAL ACQUISITION CORPORATION
CORPORATE
SEAL
2011
DELAWARE